MULTIMEDIA ESTIMATES RESULTS FOR 1994


GREENVILLE, S.C. - OCT. 5, 1994 -- In a meeting today with analysts and investors Multimedia, Inc. announced that it expects its 1994 earnings from ongoing operations to be in the range of $1.95 to $1.97 per share, up about four percent from the $1.88 earned in 1993. It expects operating cash flow* from ongoing operations to be about $250 million, a five percent increase. Both the projections for earnings and cash flow from ongoing operations are in line with what the Company announced that it expected for the year on February 15.

The projections for earnings and cash flow* from ongoing operations exclude prelaunch and first-year expenses for the Company's Talk Channel, a cable service that premiered on Oct. 1. Those expenses are expected to be $9 million for 1994, based on 100% ownership. However, those expenses will be more than offset by gains on the sale of radio stations and wireless operations.

Multimedia, Inc. is a diversified media company headquartered in Greenville, S.C., which publishes 11 daily and 49 non-daily newspapers, owns and operates five television and five radio stations, operates 125 cable franchises in five states, monitors approximately 60,000 security alarm subscribers, and produces and syndicates quality television programming, including DONAHUE; SALLY JESSY RAPHAEL; JERRY SPRINGER; RUSH LIMBAUGH, THE TELEVISION SHOW; SUSAN POWTER and DENNIS PRAGER.

* Operating cash flow, as defined by The Company, is operating profit plus depreciation and amortization, and amortization of stock awards and stock options.

Contact:  Markeeta L. McNatt
          Vice President - Investor Relations
               and Corporate Communications
          (803) 298-4819
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